OMB APPROVAL
OMB Number: 3235-0116
Expires: August 31, 2005
Estimated average burden
hours per response 6.2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of   November 2004

PORTRUSH PETROLEUM CORPORATION
(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia V6J 1X2
Executive Offices

1. Press Releases: 11/5/2004

2. Unaudited Interim Financial Statements: Third Quarter Ended 9/30/2004
    Form 52-109FT2: CEO Certification of Interim Filings During Transition
    Period
    Form 52-109FT2: CFO Certification of Interim Filings During Transition
    Period

3. Third Quarter Interim Financial Statements: Management's Discussion and
    Analysis

Indicate by check mark whether the Registrant files annual reports under cover
of Form 20-F or Form 40-F.

Form 20-F <u>xxx</u>   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):   ____

Indicate by check mark whether the Registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___   No <u>xxx</u>

SEC 1815 (11-2002) Potential persons who are to respond to the collection of
information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

PORTRUSH PETROLEUM CORPORATION
Vancouver, British Columbia V6J 1X2
Telephone: 800 828 1866

TSX Symbol: PSH
Bulletin Board: PRRPF November 5, 2004

Drilling to re-commence in Texas

Vancouver,B.C. Portrush Petroleum Corporation is pleased to announce that drilling of the next seven locations on its Mission River project in Texas will get underway shortly.

The Mission River Oilfield is in the Gulf Coast region, near Corpus Christi, in Refugio County, Texas. Portrush has a 10% working interest in the project. Five wells have been completed and placed on production. The next drill-site, location number nine, is under construction and will be ready for drilling early next week. The operator has advised the rig will be on location as soon as it completes a drilling operation currently underway in the Mission River area.

Portrush has received its first revenue from the Mission River project.

Gross Oil production for the month of October from the two producing wells in the Lenox Niagaran reef oil reservoir north of New Haven Michigan was approximately 3,000 barrels.

Portrush has a 22.5% working interest in the project. Verbal agreement on the right of way for the gas pipeline has been reached and documentation is being finalized.

Information on the company can be obtained by calling (800) 828 1866 or at www.portrushpetroleum.com

The company relies on litigation protection for "forward looking statements".

ON BEHALF OF THE BOARD

/s/ M. Cotter
M.Cotter, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

NINE MONTH PERIOD ENDED
SEPTEMBER 30, 2004

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended September 30, 2004.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)

	September 30, 2004		December 31, 2003	
			(Audited)	
ASSETS				
Current				
Cash	$	85,208	$	4,981
Receivables		5,041		3,832
Prepaid expenses		1,625		-
		91,874		8,813
Oil and gas properties (Note 3)		1,329,860		173,758
	$	1,421,734	$	182,571
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)				
Current				
Accounts payable and accrued liabilities	$	90,537	$	257,848
Due to related parties		142,398		57,954
		232,935		315,802
Future site restoration		6,473		6,473
		239,408		322,275
Stockholders' equity (deficiency)				
Capital stock (Note 4)		12,443,248		10,534,248
Share subscriptions received in advance		31,119		146,950
Contributed surplus (Note 4)		699,164		270,552
Deficit		(11,991,205)		(11,091,454)
		1,182,326		(139,704)
	$	1,421,734	$	182,571

On behalf of the Board:

_____ Director   _____ Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited – Prepared by Management)

	Three Month Period Ended September 30, 2004	Three Month Period Ended September 30, 2003	Nine Month Period Ended September 30, 2004	Nine Month Period Ended September 30, 2003
REVENUE				
Oil and gas revenue, net of royalties	$ 94,094	$ 74,739	$ 262,698	$ 336,503
EXPENSES				
Depletion	$ 121,952	$ 98,938	$ 277,913	$ 257,301
Stock-based compensation	-	-	428,612	-
Operating expenses	13,105	35,789	54,815	103,856
Consulting and administration fees	62,000	12,000	86,420	22,000
Investor communications	67,319	-	85,168	-
Investor relations	7,995	-	32,309	-
Management fees	18,000	18,000	59,000	54,000
Office and miscellaneous	1,639	24,787	10,007	43,660
Professional fees	2,365	36,032	477	83,719
Rent	9,000	-	25,500	-
Shareholder costs	205	-	20,442	1,747
Telephone	10,112	-	26,994	-
Transfer agent and regulatory fees	7,211	3,726	23,533	17,913
Travel and promotion	22,471	6,807	31,331	18,090
	(343,374)	(236,079)	(1,162,521)	(602,286)
Loss before other item	(249,280)	(161,340)	(899,823)	(265,783)
OTHER ITEM				
Interest income	33	21	72	311
Gain on settlement of debt	-	-	-	2,464
	33	21	72	2,775
Loss for the period	(249,247)	(161,319)	(899,751)	(263,008)
Deficit, beginning of period	(11,741,958)	(10,446,645)	(11,091,454)	(10,344,956)
Deficit, end of period	$(11,991,205)	$(10,607,964)	$(11,991,205)	$(10,607,964)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.03)	$ (0.01)
Weighted average number of common shares outstanding	38,653,178	21,759,869	32,917,335	21,038,681

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three Month Period Ended September 30, 2004	Three Month Period Ended September 30, 2003	Nine Month Period Ended September 30, 2004	Nine Month Period Ended September 30, 2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (249,247)	$ (161,319)	$ (899,751)	$ (263,008)
Items not affecting cash:				
Gain on settlement of debt	-	-	-	(2,464)
Depletion	121,952	98,938	277,913	257,301
Stock-based compensation	-	-	428,612	-
Changes in non-cash working capital items:				
(Increase) decrease in receivables	1,191	(881)	(1,209)	(1,849)
(Increase) decrease in prepaid expenses	-	-	(1,625)	-
Increase (decrease) in accounts payable and accrued liabilities	621	(46,004)	(167,311)	(255,333)
Cash used in operating activities	(125,483)	(109,266)	(363,371)	(265,353)
CASH FLOWS FROM FINANCING ACTIVITIES				
Convertible debenture	-	-	-	180,000
Due to related parties	41,073	(21,880)	84,444	18,120
Loan payable	-	1,724	-	(138,376)
Share subscriptions received in advance	(200,000)	-	(115,831)	-
Net proceeds from issuance of capital stock	344,000	202,500	1,909,000	344,400
Cash provided by financing activities	185,073	182,344	1,877,613	404,144
CASH FLOWS FROM INVESTING ACTIVITIES				
Oil and gas property expenditures	(28,107)	(74,426)	(1,434,015)	(153,278)
Cash used in investing activities	(28,107)	(74,426)	(1,434,015)	(153,278)
Change in cash position during period	31,483	(1,348)	80,227	(14,487)
Cash position, beginning of period	53,725	4,317	4,981	17,456
Cash position, end of period	$ 85,208	$ 2,969	$ 85,208	$ 2,969

Supplemental disclosures with respect to cash flows (Note 6)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
SEPTEMBER 30, 2004

1.   **BASIS OF PRESENTATION**

The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiaries, Texas Dome Petroleum Corporation and Portrush Petroleum (US) Corporation (collectively "the Company").

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2003. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.   **NATURE OF OPERATIONS**

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties. The Company has two properties located in the United States. It has a 22.5% working interest in a prospect located in Michigan, U.S.A. and a 10% working interest in certain oil and gas leases located in Texas, U.S.A.

3.   **OIL AND GAS PROPERTIES**

	September 30, 2004	December 31, 2003
Oil and gas properties, U.S.A.	$ 2,605,499	$ 1,171,483
Less: Accumulated depletion	(1,275,639)	(997,725)
	$ 1,329,860	$ 173,758

The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A. During the year ended December 31, 2003, the ceiling test calculation determined that the net book value of the Company's assets in the U.S.A. exceeded net future cash flows from proven reserves and, accordingly, the Company recorded a ceiling test write-down of $319,950 included in accumulated depletion.

The Company entered into an agreement to acquire a 10% working interest in certain oil and gas leases located in the Refugio and Goliad Counties, Texas, U.S.A. As consideration for its interest, the Company made staged payments totaling USD$1,044,000. The Company also secured the right to acquire an additional 19% working interest in these oil and gas leases bringing its total working interest in the project to 29%.

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus
Authorized			
100,000,000 common voting shares, no par value			
Issued			
Balance, December 31, 2003	26,693,667	$ 10,534,248	$ 270,552
Exercise of stock options	1,050,000	110,000	-
Exercise of warrants	6,800,000	879,000	-
Finders fee	318,750	63,750	-
Private placement	4,600,000	920,000	-
Stock-based compensation	-	-	428,612
Share issue costs	-	(63,750)	-
Balance, September 30, 2004	39,462,417	$ 12,443,248	$ 699,164

During the period, the Company issued 6,800,000 common shares at various prices pursuant to the exercise of warrants for gross proceeds of $879,000.

During the period, the Company issued 1,050,000 common shares at various prices pursuant to the exercise of stock options for gross proceeds of $110,000.

On June 10, 2004, the Company issued 3,100,000 common shares at $0.20 per unit for gross proceeds of $620,000 from a private placement. Each unit of the private placement consists of one common share of the Company and a non-transferable share purchase warrant. Eight warrants entitle the holder to purchase one additional share in the capital of the Company at a price of $0.20 per share until June 2, 2006. The Company issued 225,000 common shares at a deemed price of $0.20 per share for a $45,000 finder's fee on the 3,100,000 unit private placement.

In August 2004, the Company completed a non-brokered private placement of 1,500,000 shares at $0.20 per share for gross proceeds of $300,000. The shares are subject to a hold period that expires on December 2, 2004. The Company issued 93,750 common shares for finder's fees valued at $18,750 related to this private placement.

As at September 30, 2004, the Company had received funds of $31,119 in advance of the issuance of common shares pursuant to the exercise of stock options, exercise of warrants and subscriptions for a private placement. These shares were issued subsequent to the period.

4.   **CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd…)**

The following stock options and share purchase warrants were outstanding at September 30, 2004:

	Number of Shares	Exercise Price	Expiry Date
Options	200,000	0.15	September 15, 2005
	3,000,000	0.15	April 5, 2006
Warrants	1,937,059	0.24	October 14, 2005
	387,500	0.20	June 2, 2006

5.   **STOCK-BASED COMPENSATION**

During the 2003 fiscal year, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs.

The Company granted 3,300,000 (2003 – Nil) stock options during the current period, resulting in stock-based compensation expense under the Black-Scholes pricing model of $428,612 (2003 - $Nil), with a corresponding credit to contributed surplus on the balance sheet.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options issued during the year:

	2004
Risk-free interest rate	2.43%
Expected life of options	2 years
Annualized volatility	160.03%
Dividend rate	0.00%

PORTRUSH PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
SEPTEMBER 30, 2004

6.   **SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS**

Significant non-cash transactions during the nine month period ended September 30, 2004 included:

a) The issuance of 225,000 common shares valued at $45,000 for a finders' fee on the 3,100,000 unit private placement.
b) The issuance of 93,750 common shares valued at $18,750 for a finders' fee on the 1,500,000 unit non-brokered private placement.

There were no significant non-cash transactions for the nine month period ended September 30, 2003.

7.   **RELATED PARTY TRANSACTIONS**

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $59,000 (2003 - $54,000) to two directors.

Amounts due to related parties are non-interest bearing and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

8.   **INCOME (LOSS) PER SHARE**

Income (loss) per share is calculated using the weighted average number of shares outstanding during the period.

9.   **SEGMENTED INFORMATION**

All of the Company's operations are in the oil and gas industry with its principal business activity in the acquisition and development of oil and gas properties. The Company has oil and gas properties located in the United States.

10.   **SUBSEQUENT EVENTS**

Subsequent to September 30, 2004, the Company issued 880,000 common shares for gross proceeds of $211,200 pursuant to the exercise of warrants.

Form 52-109FT2 — Certification of Interim Filings during Transition Period

I, Martin Cotter, President of Portrush Petroleum Corporation and performing similar functions to that of a Chief Executive Officer certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Portrush Petroleum Corporation (the issuer) for the interim period ending September 30, 2004;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

Date: November 29, 2004

"Martin Cotter"
(Name of individual)

Form 52-109FT2 — Certification of Interim Filings during Transition Period

I, Martin Cotter, President of Portrush Petroleum Corporation and performing similar functions to that of a Chief Financial Officer, certify that:

I. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Portrush Petroleum Corporation (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

Date: November 29, 2004

"Martin Cotter"
(Name of individual)

Form 51-102F1
MANAGEMENT'S DISCUSSION & ANALYSIS

Portrush Petroleum Corporation

Interim MD&A
Description of Business and effective Date of this Report

Portrush Petroleum Corporation is a junior oil and gas exploration and development company. The Company, in conjunction with others, will invest in oil and gas related operations or acquire an interest in properties in order to determine the existence, location, extent and quality of the oil and gas resources located on the properties and will drill, complete, and participate in the operation of or development of oil or gas wells and related operations.

This discussion should be read in conjunction with the financial statements and related notes of the Company for the quarter ended September 30, 2004 (the "Financial Statements"). The information in this Management Discussion and Analysis ("MD&A") contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The information contained in this report is made as of November 23, 2004.

Performance Summary and Update

In 2001 the Company drilled a discovery well (the Richards 1-20) in the Lenox Project, Macomb County, SE Michigan. Portrush has a 22.5% working interest in this project. A second well (the Martin 1-21) was drilled in 2002. Both wells were productive in the Brown Niagaran. Production from the property commenced in January 2002 and the Richards and Martin wells are both on production.

Oil production from the wells is presently being curtailed and the wells are choked back in order to avoid excessive gas production. This excess gas is currently being flared. Production revenue for fiscal 2002 was $302,915 and for fiscal 2003 production revenue was $415,244. Production for the first nine months of 2004 was $262,698 compared to $336,503 in 2003. A proposal to install a gas pipeline to capture and sell the gas has been finalised and this proposal has been presented to the working interest partners for approval.

Follow up wells, the Schmude LaTorre 1-20 and the Savoy Werderman 1-21 north and east of the producing wells were drilled in the fourth quarter of 2003 and April 2004 respectively. The Brown Niagaran was not encountered at either well.

A 2-D seismic program has been completed and additional drilling on the property is contemplated for the third and fourth quarters of 2004. The Shmude LaTorre 1-20 well encountered a gas charged zone up-hole of the Reef formation. It is intended to fully evaluate the up-hole gas when the next well is drilled on the property.

Properties of the Company

Mission River Project, Texas

In Texas the company has entered into a joint venture with the McAlester Fuel Company of Houston, Texas to develop the Mission River Development project, situated in Refugio and Goliad Counties, Gulf Coast, Texas.

The Mission River Oil and Gas field was discovered in1930. The immediate area has produced over 944,000,000 barrels of oil and eventually will produce another 500,000,000 barrels, plus at least a trillion cubic feet of natural gas.

The initial twelve (12) well program will test bypassed oil and gas payzones in the traditional producing intervals from 5,000 to 6,400 feet; The first well was spudded on April 30th 2004 and four additional wells have since been drilled and completed as gas wells. All five wells are currently on production. It is anticipated the remaining seven wells will be drilled by year end. Portrush's 10% working interest has already been fully funded. A gas pipeline runs through the property.

Lennox Project, Michigan

In June 2000, the Company acquired a 25% interest in two Silurian-Ordovician prospects, and associated leased lands (approximately 2,560 acres) located in St. Clair County, Cottrellville Township and Macomb County, Lenox Township, Southeast Michigan.

The Company focused its efforts on the Lennox project in Macomb County, SE Michigan where the Company earned a 22.5% working interest. At present the Company has two oil wells on production and excess gas is being flared. A proposal to install a gas pipeline to conserve and sell the gas to a local utility has been finalized. This proposal has been presented to the working interest partners for approval.

The Michigan Basin contains extensive belts of organic reefs composed of carbonate rocks (Limestone and Dolomite) formed under shallow seas in the Silurian period. These oil and gas filled reefs are the principal target for exploration companies in the basin. Portrush is now in a position to form relationships with industry partners to evaluate other Silurian reef projects in the basin. The Company will not expose itself to unnecessary risks in order to pursue these opportunities.

Exploration Risks

Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred. The Company's estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not exceed projected cost.

Results of Operations

During the current nine month period, the Company recorded stock based compensation expenses of $428,612 and depletion expenses of $277,913 compared to nil in the previous year. Well operating expenses were 54,815 compared with 103,856 in the previous year.

General and administration expenses for the quarter were $208,317 compared with $99,352 for 2003. The Company expects general and administrative expenses to continue to increase as the Company becomes more active in accordance with the Company's increased drilling activity in Texas and its ongoing participation in a number of trade shows and conferences. The Company paid or accrued to the President of the Company management fees of $18,000.

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2002	Net Loss	(35,494)	(45,964)	(92,871)	(1,716,361)(1)
	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.10)
2003	Net Loss	(43,389)	(58,300)	(161,319)	(483,490)
	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.02)
2004	Net Loss	(49,234)	(601,270) (2)	(249,247)	
	Basic and diluted loss per share	(0.01)	(0.02)	(0.01)	

(1)   In fiscal 2002, the Company wrote-off the deferred oil& gas exploration costs on its Alberta properties.
(2)   During the quarter, the Company recorded stock based compensation expenses of $428,612.

Liquidity

The Company has been credited with operating revenue derived from the production of the Lennox wells and the operator has setoff this revenue against various drilling and exploration costs incurred by the operator on the Company's behalf. Historically, the Company has received revenues only from interest earned on cash reserves held. The Company expects to continue to rely upon equity financing as a significant source of funding.

The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of its planned exploration and development programs. The payment of property payments and the development of the mineral property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

Investor Relations

The Company is continuing its corporate awareness program to enhance the Company's visibility and foster a clear understanding of its performance and strategic direction. To date, Martin Cotter, the Company's President has travelled to a number of financial centres in the United States in order to meet with key members of the investment community regarding ongoing financing programs and projects for the Company. As part of this ongoing program, the company developed a corporate video presentation which was released during the quarter and added to the Company's web site.

The company has retained the services of Mr Brian Crawford-Greene to provide investor relations for the company on a monthly basis of US$3,000. Mr. Crawford-Greene is a retired businessman with extensive business contacts in Canada, the United States and New Zealand and has agreed to provide the Company with ongoing business advice and contacts and will assist the Company in communicating with investment dealers, advisers and shareholders. Mr. Crawford-Greene travels extensively and is a resident of Michigan and New Zealand.

Financing, Principal Purposes and Milestones

During the quarter, the Company raised net proceeds of $300,000 through the issuance of 1,500,000 shares at $0.20 per share. (See note 4 of the financial statements for further details) These funds were used to pay for the Company's interest in the Mission River project in Texas and for development drilling in Lennox and general and administrative expenses. The Company expects to complete the Lenox gas pipeline and begin receiving revenue from the Mission River project before year end.

Warrants and Options Outstanding

The following stock options and share purchase warrants were outstanding at September 30, 2004:

	Number of Shares	Exercise Price	Expiry Date
Options	200,000	0.15	September 15, 2005
	3,000,000	0.15	April 5, 2006
Warrants	1,937,059	0.24	October 14, 2005
	387,500	0.20	June 2, 2006

Capital Resources

The Company has not entered into a property option agreement that requires the Company to meet certain yearly exploration expenditure requirements.

Off-Balance Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

During the quarter the Company paid management fees in the amount of $18,000 to Martin Cotter for his services as the President of the Company.

Changes in Accounting Policies

Stock Options

During the year ended December 31, 2003 the Company elected the early adoption, on a prospective basis, of the CICA released amendments to Section 3870, "Stock Based Compensation and Other Stock-based Payments", which require an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. During fiscal 2002, the Company disclosed the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair-value based method, as pro-forma information in the share capital note.

Site Restoration

The Company has adopted the recently issued CICA Handbook Section 3110 "Asset Retirement Obligations". This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.

Subsequent Events

Subsequent to September 30, 2004, the Company issued 880,000 common shares for gross proceeds of $211,200 pursuant to the exercise of warrants.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation -- SEC File No. 000-27768
(Registrant)

Date: January 20, 2005   By: /s/ Neal Iverson_____
                             Neal Iverson, Director/Corporate Secretary